Exhibit 99.1

Opera Reports Third Quarter 2024 Results with Acceleration Beyond Expectations, Raises Full-Year Outlook Again

Revenue grew 20% year-over-year to $123.2 million, and exceeded the guidance range

Adjusted EBITDA of $30.8 million, a 25% margin, also exceeded the guidance range

Launched Opera One R2, a reimagined and updated version of Opera’s flagship browser, bringing improvements to AI, tab management and multimedia

Raises both revenue and adjusted EBITDA full-year guidance, now at 19% year-over-year growth at the midpoint with a corresponding increase in adjusted EBITDA expectations

OSLO, Norway, October 29, 2024 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced financial results for the quarter ended September 30, 2024.

“The third quarter of 2024 demonstrated the sustained growth performance of our business, with an acceleration of revenue growth well beyond our expectations fueled by our ability to promote our advertising partners to an engaged and increasingly valuable user base. Our revenue overperformance led to another quarter of adjusted EBITDA also exceeding the high end of our guidance,” said co-CEO Lin Song.

“Our excitement for the path ahead is supported by the combination of expanding monetization opportunities paired with the strength of our product portfolio. With the recent release of our flagship Opera One R2 browser, we enter the fourth quarter with a fresh and unique browser lineup across platforms, and we are enthusiastic about our plans to keep raising consumer awareness about Opera and our products,” continued Mr. Song.

Third Quarter and Nine Months 2024 Financial Highlights

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands, except percentages and per share amounts	2023	2024	% Change	2023	2024	% Change
Revenue	$102,639	$123,210	20%	$283,824	$334,815	18%

Net income	$16,836	$17,940	7%	$45,851	$52,082	14%
Net income margin	16%	15%		16%	16%

Adjusted net income (1)	$17,399	$22,884	32%	$51,155	$61,335	20%
Adjusted net income margin	17%	19%		18%	18%

Adjusted EBITDA (1)	$23,752	$30,797	30%	$65,955	$82,316	25%
Adjusted EBITDA margin	23%	25%		23%	25%

Diluted earnings per ADS (2)	$0.18	$0.20	11%	$0.50	$0.58	16%
Diluted adjusted earnings per ADS (1, 2)	$0.19	$0.26	34%	$0.57	$0.69	20%

Net cash flow from operating activities	$16,233	$34,896	115%	$57,477	$83,334	45%
As percent of adjusted EBITDA	68%	113%		87%	101%

Free cash flow from operations (1)	$13,418	$29,739	122%	$49,951	$51,555	3%
As percent of adjusted EBITDA	56%	97%		76%	63%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.
(2)
Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, each representing two ordinary shares.

Third Quarter 2024 and Recent Business Highlights

•
Solid monetization performance of our browsers, along with continuing growth of our Opera Ads platform and our ability to deliver targeted, high purchase intent traffic to our advertising partners, resulted in advertising revenue growing 26% year-over-year to $76.8 million, or 62% of total revenue.
•
Search revenue grew 13% year-over-year, driven by our ongoing focus on users with potential for the greatest monetization.
•
Opera had 296 million average monthly active users (MAUs) in the quarter, with continued growth in high-ARPU users continuing to be offset primarily by a decline of feature phone users in emerging markets.
•
Annualized ARPU was $1.66, an increase of 27% versus the third quarter of 2023.
•
The Opera GX gaming browser had 31.9 million average MAUs in the quarter across PC and mobile, up 22% year-over-year.
•
Opera paid a semi-annual dividend of $0.40 per ADS in July.
•
Net cash flow from operating activities was $34.9 million. At quarter-end, cash and cash equivalents totaled $106.0 million.

Third Quarter 2024 Financial Results

All comparisons in this section are relative to the third quarter of 2023 unless otherwise stated.

Revenue increased 20% to $123.2 million.

•
Advertising revenue increased 26% to $76.8 million.
•
Search revenue increased 13% to $46.3 million.
•
Technology licensing and other revenue was $0.1 million.

Operating expenses increased 16% to $100.7 million.

•
Combined technology and platform fees, content cost and cost of inventory sold were $33.1 million, or 27% of revenue.
•
Personnel expenses, including share-based compensation, totaled $23.2 million. Cash-based compensation expense was $19.1 million, a 9% increase year-over-year, whereas share-based compensation expense was $4.1 million. The share-based compensation expense includes equity awards granted by Opera’s majority shareholder to employees of Opera even though Opera does not have any obligation to settle the awards, and such awards do not lead to dilution for Opera shareholders.
•
Marketing and distribution expenses increased 14% to $32.5 million.
•
Depreciation and amortization increased 29% to $4.1 million, primarily due to the AI data cluster acquired earlier this year.
•
All other operating expenses decreased 14% to $7.7 million, driven by non-recurring expenses and impairments of non-financial assets relevant only in the comparable quarter, and other items remaining stable in totality.

Operating profit was $23.2 million, representing a 19% margin, compared to an operating profit of $16.1 million and a margin of 16% in the third quarter of 2023.

Net finance loss was $0.4 million, a result of foreign exchange loss of $1.1 million, offset by $0.7 million in net interest income.

Income tax expense was $4.8 million, corresponding to an effective tax rate of 21%, or 16% of adjusted EBITDA, and compared to an income tax expense of $0.2 million in the third quarter of 2023 in which a deferred tax asset relating to prior share-based compensation expense was recognized.

Net income was $17.9 million, representing a 15% margin, compared to net income of $16.8 million and a margin of 16% in the third quarter of 2023. Adjusted net income, a new metric highlighting the underlying profitability of our core operations, was $22.9 million, representing an 19% margin, compared to adjusted net income of $17.4 million and a margin of 17% in the third quarter of 2023. The adjusted net income of prior quarters are published within the Excel file containing our historical results.

Adjusted EBITDA was $30.8 million, representing a 25% margin, compared to adjusted EBITDA of $23.8 million, representing a 23% margin, in the third quarter of 2023.

Diluted earnings per ADS was $0.20, whereas diluted adjusted earnings per ADS was $0.26. The diluted weighted average number of ADSs outstanding was 89.5 million. As of September 30, 2024, a total of 88,480,154 ADS equivalents were outstanding.

Net cash flow from operating activities was $34.9 million, or 113% of adjusted EBITDA. Free cash flow from operations was $29.7 million, or 97% of adjusted EBITDA.

Business Outlook

	Fourth Quarter 2024 Guidance	Full-Year 2024 Guidance
Revenue	$135 – 138 million	$470 – 473 million
Year-over-year revenue growth (1)	21%	19%
Adjusted EBITDA (2)	$30 – 32 million	$112 – 114 million
Adjusted EBITDA margin (1)	23%	24%

_______________

(1)
The percentages shown for revenue growth and adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.
(2)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.

“With the momentum in our business, we once again raise our guidance for 2024. Our updated revenue range now starts well above the high-end of our former guidance range, and our adjusted EBITDA guidance is raised to represent the same margin expansion as previously guided, but on a greater revenue base. We enter the seasonally strongest fourth quarter with excitement about the potential of our product portfolio and our commercial opportunities, and how that will ultimately translate into a healthy starting position for 2025,” said Frode Jacobsen, CFO.

“For the fourth quarter, we guide to a continued and more pronounced acceleration of our year-over-year growth rate than implied in our earlier guidance, with strong underlying profitability allowing us to step up marketing efforts around our new product releases beyond earlier expectations,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the third quarter 2024 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blogs and information on corporate governance, on our investor relations website at investor.opera.com.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income, net cash flow from operating activities and other financial measures under IFRS Accounting Standards, we use adjusted net income, adjusted net income margin, adjusted earnings per share, adjusted EBITDA, adjusted EBITDA margin and free cash flow from operations to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. We believe adjusted net income and adjusted earnings per share, adjusted EBITDA and adjusted EBITDA margin provide meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We believe that free cash flow from operations provides useful information regarding our liquidity, including ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders.

We define adjusted net income as net income excluding (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expense, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue, whereas adjusted earnings per share is calculated as adjusted net income divided by the weighted average number of shares outstanding.

We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expense, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe the non-IFRS financial measures defined above are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. Our calculations of adjusted net income, adjusted net income margin, adjusted earnings per share, adjusted EBITDA, adjusted EBITDA margin and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our reported non-IFRS financial measures in conjunction with net income and net cash flow from operating activities.

For reconciliations of these non-IFRS financial measures to the most directly comparable financial measures prepared in accordance with IFRS Accounting Standards, please see the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international wars and conflicts, such as in Ukraine and the Middle East, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Revenue	$102,639	$123,210	$283,824	$334,815
Other operating income	8	654	188	2,278
Operating expenses:
Technology and platform fees	(736)	(1,841)	(2,691)	(7,497)
Content cost	(1,181)	(897)	(3,164)	(2,767)
Cost of inventory sold	(23,332)	(30,377)	(58,855)	(74,523)
Personnel expenses including share-based compensation	(20,710)	(23,184)	(62,133)	(61,889)
Marketing and distribution expenses	(28,406)	(32,516)	(79,799)	(91,007)
Credit loss expense	(192)	45	(2,638)	252
Depreciation and amortization	(3,205)	(4,146)	(9,940)	(11,229)
Impairment of non-financial assets	(565)	(4)	(565)	(4)
Non-recurring expenses	(689)	—	(689)	—
Other operating expenses	(7,552)	(7,758)	(20,974)	(23,723)
Total operating expenses	(86,569)	(100,678)	(241,449)	(272,389)
Operating profit	16,078	23,185	42,563	64,703
Net finance income (expense):
Finance income	1,154	784	7,877	2,583
Finance expense	(92)	(117)	(545)	(432)
Net foreign exchange gain (loss)	(86)	(1,067)	590	(2,472)
Net finance income (expense)	976	(400)	7,922	(321)
Income before income taxes	17,054	22,786	50,485	64,382
Income tax expense	(218)	(4,846)	(4,635)	(12,300)
Net income attributable to Opera shareholders	$16,836	$17,940	$45,851	$52,082

Earnings per American depositary share (ADS):
Basic	$0.19	$0.20	$0.51	$0.59
Diluted	$0.18	$0.20	$0.50	$0.58
Weighted-average number of ADSs outstanding:
Basic	89,653	88,472	89,777	88,458
Diluted	91,214	89,487	91,309	89,482

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Net income	$16,836	$17,940	$45,851	$52,082
Other comprehensive income (loss):
Items that may be reclassified to the statement of operations:
Exchange differences on translation of foreign operations	(962)	1,469	(2,129)	1,304
Other comprehensive income (loss)	(962)	1,469	(2,129)	1,304
Total comprehensive income attributable to Opera shareholders	$15,874	$19,409	$43,721	$53,386

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of September 30,
	2023	2024
Assets:
Property and equipment	$16,074	$34,490
Goodwill	429,856	430,274
Intangible assets	99,070	97,452
Investment in OPay	253,300	253,300
Other non-current investments and financial assets	3,049	2,626
Deferred tax assets	1,133	1,099
Total non-current assets	802,482	819,241
Trade receivables	69,382	75,004
Current receivables from sale of investments	32,797	—
Other current receivables	7,760	4,155
Cash and cash equivalents	93,863	106,005
Other current assets	4,660	8,261
Total current assets	208,461	193,424
Total assets	$1,010,943	$1,012,665

Equity:
Share capital	$18	$18
Other paid in capital	717,610	647,204
Treasury shares	(238,815)	(238,815)
Retained earnings	445,164	506,107
Foreign currency translation reserve	(4,127)	(2,823)
Total equity attributable to Opera shareholders	919,850	911,692
Liabilities:
Non-current lease liabilities	6,776	5,438
Deferred tax liabilities	2,813	3,537
Other non-current liabilities	94	69
Total non-current liabilities	9,682	9,045
Trade and other payables	52,247	63,678
Current lease liabilities	3,770	3,523
Income tax payable	1,838	8,178
Deferred revenue	10,272	3,471
Other current liabilities	13,285	13,079
Total current liabilities	81,411	91,929
Total liabilities	91,093	100,973
Total equity and liabilities	$1,010,943	$1,012,665

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the nine months ended September 30, 2023:

		Equity attributable to Opera shareholders
	Number of ADSs outstanding	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2023	89,215,121	$18	$824,832	$(206,514)	$273,263	$(3,385)	$888,213
Net income	—	—	—	—	45,851	—	45,851
Other comprehensive loss	—	—	—	—	—	(2,129)	(2,129)
Share-based compensation, net of tax	—	—	—	—	14,046	—	14,046
Issuance of shares upon exercise of RSUs and options	1,068,509	—	—	394	—	—	394
Acquisition of treasury shares	(1,611,392)	—	—	(19,694)	—	—	(19,694)
Dividends	—	—	(107,222)	—	—	—	(107,222)
As of September 30, 2023	88,672,238	$18	$717,610	$(225,814)	$333,160	$(5,515)	$819,458

For the nine months ended September 30, 2024:

		Equity attributable to Opera shareholders
	Number of ADSs outstanding	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2024	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	—	—	—	—	52,082	—	52,082
Other comprehensive income	—	—	—	—	—	1,304	1,304
Share-based compensation, net of tax	—	—	—	—	8,861	—	8,861
Issuance of shares upon exercise of RSUs	961,870	—	—	—	—	—	—
Dividends	—	—	(70,406)	—	—	—	(70,406)
As of September 30, 2024	88,480,154	$18	$647,204	$(238,815)	$506,107	$(2,823)	$911,692

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Cash flows from operating activities:
Income before income taxes	$17,054	$22,786	$50,485	$64,382
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	(976)	400	(7,922)	321
Impairment of non-financial assets	565	4	565	4
Depreciation and amortization	3,205	4,146	9,940	11,229
Share-based compensation	3,815	3,554	10,989	7,775
Other adjustments	(273)	(300)	(65)	290
Changes in working capital:
Trade and other receivables	(5,097)	(8,519)	(3,059)	(1,987)
Other current assets	(1,279)	(136)	(1,693)	1,187
Trade and other payables	(407)	10,686	(102)	11,432
Deferred revenue	(1,657)	(1,658)	2,193	(6,800)
Other liabilities	1,753	4,021	170	(231)
Income taxes paid	(470)	(87)	(4,022)	(4,268)
Net cash flow from operating activities	16,233	34,896	57,477	83,334
Cash flows from investing activities:
Purchase of equipment	(741)	(1,845)	(1,279)	(23,310)
Development expenditure	(1,189)	(2,271)	(3,304)	(5,391)
Sale of long-term investments	—	—	—	500
Net sale of short-term investments	—	—	23,414	—
Interest received	840	773	2,273	2,417
Net cash flow from (used in) investing activities	(1,090)	(3,343)	21,105	(25,784)
Cash flows from financing activities:
Acquisition of treasury shares	(17,230)	—	(19,694)	—
Dividends paid	(10,832)	(27,569)	(23,105)	(37,443)
Proceeds from exercise of share options	—	—	394	—
Repayment of borrowings	(46)	—	(203)	—
Payment of lease liabilities	(884)	(1,041)	(2,943)	(3,078)
Interest paid	(92)	(117)	(243)	(389)
Net cash flow used in financing activities	(29,084)	(28,726)	(45,795)	(40,910)
Net change in cash and cash equivalents	(13,942)	2,826	32,786	16,640
Cash and cash equivalents at beginning of period	98,155	104,356	52,414	93,863
Effect of exchange rate changes on cash and cash equivalents	(709)	(1,177)	(1,696)	(4,498)
Cash and cash equivalents at end of period	$83,505	$106,005	$83,505	$106,005

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Advertising	$60,800	$76,844	$163,147	$200,123
Search	40,820	46,265	117,464	133,951
Technology licensing and other revenue	1,019	100	3,213	740
Total revenue	$102,639	$123,210	$283,824	$334,815

Personnel Expenses Including Share-based Compensation

The table below specifies personnel expenses including share-based compensation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Personnel expenses, excluding share-based compensation	$(17,488)	$(19,069)	$(49,747)	$(53,232)
Share-based compensation expense for Opera-granted awards (1)	(1,179)	(2,526)	(7,614)	(4,258)
Share-based compensation expense for parent-granted awards (2)	(2,043)	(1,589)	(4,771)	(4,399)
Total personnel expenses including share-based compensation	$(20,710)	$(23,184)	$(62,133)	$(61,889)

_______________

(1)
The cost of social security contributions payable in connection with equity awards is presented as part of the share-based compensation expense.
(2)
Kunlun, the ultimate parent of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The following table specifies other operating expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Hosting	$(2,580)	$(3,417)	$(7,612)	$(9,234)
Audit, legal and other advisory services	(1,881)	(1,600)	(5,118)	(5,788)
Software license fees	(962)	(804)	(2,429)	(3,256)
Rent and other office expenses	(810)	(593)	(2,036)	(1,764)
Travel	(454)	(518)	(1,324)	(1,465)
Other	(865)	(826)	(2,454)	(2,216)
Total other operating expenses	$(7,552)	$(7,758)	$(20,974)	$(23,723)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, unaudited)

The following table presents a reconciliation of net income to adjusted net income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Net income	$16,836	$17,940	$45,851	$52,082
Add (deduct):
Fair value (gain) on short-term investments (1)	—	—	(3,243)	—
Non-recurring expenses	689	—	689	—
Impairment of non-financial assets	565	4	565	4
Amortization of acquired intangible assets	645	645	1,935	1,935
Share-based compensation expense	3,222	4,115	12,385	8,657
Income tax effect on adjustments	(4,558)	180	(7,027)	(1,344)
Adjusted net income	$17,399	$22,884	$51,155	$61,335

_______________

(1)
The fair value gain on short-term investments was presented as part of finance income in the Statement of Operations.

The following table is a reconciliation of net income to adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Net income	$16,836	$17,940	$45,851	$52,082
Add (deduct):
Income tax expense	218	4,846	4,635	12,300
Net finance (income) expense	(976)	400	(7,922)	321
Non-recurring expenses	689	—	689	—
Impairment of non-financial assets	565	4	565	4
Depreciation and amortization	3,205	4,146	9,940	11,229
Share-based compensation expense	3,222	4,115	12,385	8,657
Other operating income	(8)	(654)	(188)	(2,278)
Adjusted EBITDA	$23,752	$30,797	$65,955	$82,316

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Net cash flow from operating activities	$16,233	$34,896	$57,477	$83,334
Deduct:
Purchase of equipment	(741)	(1,845)	(1,279)	(23,310)
Development expenditure	(1,189)	(2,271)	(3,304)	(5,391)
Payment of lease liabilities	(884)	(1,041)	(2,943)	(3,078)
Free cash flow from operations	$13,418	$29,739	$49,951	$51,555